GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND

Class A (CRDTX), Class C (CGCCX), Class I Shares (CRDIX), Class F Shares (CRDFX),

Class L Shares (CRDLX), and Class M Shares (CRDMX) of Beneficial Interest

Supplement dated February 18, 2022 to the

Prospectuses and Statements of Additional Information for Class A, Class C, Class I, Class F and

Class L Shares dated April 30, 2021 and the Prospectus and Statement of Additional Information

for Class M Shares dated November 1, 2021

This Supplement revises each applicable Prospectus (the "Prospectus") and Statement of Additional Information (the "SAI") for Class A, Class C, Class I, Class L, each dated April 30, 2021, and for Class M, dated November 1, 2021, of the Griffin Institutional Access Credit Fund (the "Fund"). This Supplement updates certain information contained in each Prospectus and SAI. Please review this important information carefully.

On December 2, 2021, Griffin Capital, LLC ("Griffin Capital"), the indirect parent of Griffin Capital Credit Advisor, LLC (the "Adviser"), and Apollo Global Management, Inc. ("AGMI") announced that they agreed that AGMI will acquire the US wealth distribution and asset management businesses of Griffin Capital in an all-stock transaction and had entered into a definitive agreement with respect to the Transaction (the "Transaction Agreement"). AGMI and Griffin Capital intend to close the acquisition of the asset management businesses of Griffin Capital (the "Transaction") in the first half of 2022 (such closing time, the "Effective Date"). The Transaction will result in a change in control of the Adviser, which may be deemed an "assignment" under the Investment Company Act of 1940, as amended (the "1940 Act"), that results in an automatic termination of the Fund's previous Management Agreement with the Adviser (the "Prior Management Agreement") on the Effective Date. The prior investment sub-advisory agreement for the Fund between the Adviser and BCSF Advisors, LP ("BCSF") (the "Prior Sub-Advisory Agreement" and, together with the Prior Management Agreement, the "Prior Agreements") also will terminate on the Effective Date as a result of the termination of the Prior Management Agreement. To that end, the Adviser and BCSF agreed, subject to the approval of the Board of Trustees of the Fund (the "Board"), that it was in the best interests of the Fund and its shareholders for BCSF to resign as the investment sub-adviser to the Fund effective as of the close of business on March 31, 2022. The Fund anticipates transitioning such investment sub-adviser responsibilities to Apollo Credit Management, LLC, a wholly-owned subsidiary of AGMI, ("Apollo") on April 1, 2022 pursuant to the terms of an interim sub-advisory agreement between the Adviser and Apollo (the "First Interim Sub-Advisory Agreement") that unanimously was approved by the Board, including the trustees who are not "interested persons" (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund's distributor, at a meeting held on December 28, 2021. The First Interim Sub-Advisory Agreement will terminate upon the sooner to occur of 150 days from April 1, 2022 or the Effective Date.

Over the course of several meetings commencing on December 14, 2021, the Board received and reviewed information from the Adviser, Griffin Capital, Apollo, and AGMI regarding the Transaction. At a special meeting of the Board held on January 13, 2022, the Board reviewed and considered information provided by the Adviser, Griffin Capital, Apollo, and AGMI that it had requested regarding a proposed new management agreement (the "New Management Agreement") with the Adviser as the investment adviser to the Fund. At the January 13, 2022 meeting, the Board, after meeting in executive session with counsel and further discussion with representatives of the Adviser and Griffin Capital, approved the New Management Agreement, subject to shareholder approval, in order for the Adviser to continue to provide services to the Fund without disruption. Also on January 13, 2022, the Board considered and approved a new sub-advisory agreement (the "New Sub-Advisory Agreement" and, together with the New Management Agreement, the "New Agreements") between the Adviser and Apollo, subject to shareholder approval. Under the 1940 Act, a new advisory agreement or sub-advisory agreement generally requires approval by a majority of such investment company's outstanding voting securities, as defined in the 1940 Act, before it can go into effect. Therefore, the Board has called a special meeting of the Fund's shareholders (the "Special Meeting") to seek shareholder approval of the New Agreements in order to ensure that the Adviser and Apollo can continue to provide service as the adviser and sub-adviser, respectively, to the Fund after the Effective Date.

There will be no increase in the advisory fee payable by the Fund to the Adviser and no increases in the sub-advisory fees payable by the Adviser to the sub-adviser (i.e. Apollo will receive the same sub-advisory fee payable to BCSF under the Prior Sub-Advisory Agreement) as consequences of the Transaction, and the advisory fee and sub-advisory fees payable to the Adviser and Apollo under the New Agreements will be the same as that payable to the Adviser and BCSF under the Prior Agreements. Commencing on April 1, 2022 and extending through June 30, 2022 (the “Waiver Period”), Apollo has agreed to waive a portion of its fee, and, therefore, the Adviser has agreed to waive a corresponding portion of its fee that it would otherwise be paying to Apollo. Thus, during the Waiver Period, Apollo has agreed to waive an amount equal to 0.50% (the “Sub-Advisory Fee Waiver”) of the average daily net assets of the Fund. The Sub-Advisory Fee Waiver will terminate upon the sooner to occur of: (i) June 30, 2022, unless otherwise agreed to in writing by the Adviser and Apollo, or (ii) as of the date that the Adviser elects, in its sole discretion, to cease waiving the portion of its fee that otherwise would be payable to Apollo in the absence of the Sub-Advisory Fee Waiver.

In addition, any fees payable to Apollo under the terms of the First Interim Sub-Advisory Agreement less the amount of the Sub-Advisory Fee Waiver must be held in an interest-bearing escrow account, to be released to Apollo only if shareholders approve the New Sub-Advisory Agreement prior to August 29, 2022; otherwise, Apollo will only be entitled to receive an amount paid out of the escrow account equal to the lesser of: (i) its costs of performing services during the interim period plus interest; and (ii) the amount in the escrow account plus interest.

The advisory fee payable by the Fund to the Adviser during the Waiver Period is 1.00%. The sub-advisory fee payable by the Adviser to Apollo pursuant to the First Interim Sub-Advisory Agreement, less the amount of the Sub-Advisory Fee Waiver during the Waiver Period is as follows:

Average Daily Net Assets of the Fund	Annual Sub-Advisory Fee Rate	Net Sub-Advisory Fee During the Waiver Period
$0 to $250M	0.75%	0.25%
$250M to $500M	0.65%	0.15%
$500M to $1 Billion	0.60%	0.10%
Over $1 Billion	0.55%	0.05%

There are no material differences between the First Interim Sub-Advisory Agreement, the New Agreements, and the Prior Agreements, and the Fund's management policies will not change in connection with the implementation of the First Interim Sub-Advisory Agreement and the New Agreements. The Fund will continue to achieve its investment objective by investing primarily in a variety of debt obligations; however, the allocations among debt asset classes and the methodology used to select the securities in which the Fund invests is expected to change subsequent to April 1, 2022. Below is a summary of the anticipated changes.

	Current	After April 1, 2022
Investment Objective	The Fund's investment objective is to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets.	No Change.
Summary of Investment Strategy	The Fund pursues its investment objective by investing in a range of secured and unsecured debt obligations, which may be syndicated, consisting of U.S. high yield securities, global high yield securities, direct lending investments including direct originated debt obligations, collateralized loan obligations ("CLOs"), and other fixed-income and fixed-income related securities. The Fund generally focuses its investment activities on companies that the Adviser and Sub-Adviser believe have leading market positions, significant asset or franchise values, strong free cash flows, experienced senior management teams and high-quality sponsors (if the company is externally sponsored). The portfolio may consist of high yield bonds, bank loans, equity securities, CLOs, and direct lending investments, which may include senior direct lending ("SDL") as well as subordinate and unitranche direct lending. The Fund may also acquire warrants and other equity interests through its direct lending activities. The portfolio may also consist of, to a lesser extent, special situations investments such as non-performing loans ("NPLs"). In pursuing its investment objective, the Fund may also directly or indirectly invest in derivative investments, such as total return swap agreements. Substantially all of the Fund's assets may be invested in debt securities rated below investment grade, which are also known as "junk securities."
The Fund will take a "multi-asset" approach centered around five key strategy pillars: (1) levered performing credit, (2) dislocated credit, (3) large scale origination, (4) structured credit and (5) other opportunistic credit strategies.

• The levered performing credit pillar primarily pursues liquid, performing senior secured corporate credit to generate total return.

• The dislocated credit pillar seeks to use contingent capital to pursue "dislocated" credit opportunities (e.g., stressed, performing assets across the credit spectrum that sell-off due to technical and/or non-fundamental reasons) in between traditional, passive investment mandates and "distressed-for-control" investment mandates.

• The large-scale origination pillar targets large corporate and sponsor-backed issuers utilizing the Adviser's proprietary sourcing channel, primarily focused on 1st lien and unitranche loans.

• The structured credit pillar seeks out high-quality structured credit opportunities of various asset types, vintages, maturities, jurisdictions and capital structure priorities, including debt and equity tranches of CLOs, CMBS, RMBS, consumer and commercial ABS, whole loans and regulatory capital relief transactions.

• The other opportunistic strategies pillar is expected to enable agile deployment into opportunities that may not be captured by the above pillars. Other opportunistic strategies will focus on niche and thematic investment categories across the balance of sector and credit asset class and the Adviser's expertise within the credit platform., including special purpose acquisition companies ("SPACs"), aviation finance and credit secondaries.

In executing its multi-asset approach, the Fund will seek to opportunistically deploy capital as appropriate investment opportunities are identified, dynamically pivoting across the five key strategy pillars employed by the Sub-Adviser in an effort to capitalize on both near and longer-term differences in relative value between asset classes. The Fund intends to identify relative value opportunities by assessing an investment based on the risk reward relationship along with the interaction between a variety of differentiating factors: income, maturity, seniority, structure, collateral, liquidity, geopolitical, and other relevant factors.

More information regarding any such changes will be provided to shareholders in an updated prospectus when it becomes available.

This Supplement, and each Prospectus and SAI for Class A, Class C, Class I, Class F and Class L Shares dated April 30, 2021 and the Prospectus and Statement of Additional Information for Class M Shares dated November 1, 2021 of the Fund, provide relevant information for all shareholders. Each Prospectus and SAI of the Fund have been filed with the U.S. Securities and Exchange Commission, and are incorporated by reference. These can be obtained without charge by calling the Fund at 1-888-926-2688 or by visiting http://www.griffincapital.com.

Investors Should Retain This Supplement for Future Reference